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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                                December 3, 2003


                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                     Cnr Champion Parade / Musgrave Street
                         Port Moresby, Papua New Guinea
                    (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


LIHIR GOLD LIMITED


By:  /s/ Mark Laurie
     Name Mark Laurie
     Title: Company Secretary

December 3, 2003
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                            (LIHIR GOLD LIMITED LOGO)

                                                            STOCK MARKET CODES:
LIHIR GOLD LIMITED                                          ASX - LHG
INCORPORATED IN PAPUA NEW GUINEA                            NASDAQ - LIHRY
ARBN 069 803 998                                            POMSOX - LHG


DATE: 19 NOVEMBER 2003

                                CAPITAL RAISING

Lihir Gold Limited (Lihir) is pleased to announce that 140 million ordinary shares were issued today pursuant to the placement successfully completed last week.

The new shares rank equally with existing ordinary shares in all respects.

The Company intends that any resale of the newly issued ordinary shares be able to occur in reliance on the relief provided by ASIC Class Order 02/1180. In issuing the shares, the Company does not intend for those who participated in the placement to sell or transfer them, or to grant, issue or transfer any interest in or options or warrants over them.

The Company advises that for the purposes of Class Order 02/1180, there is no information of the kind that would be required to be disclosed under subsection 713(5) of the Corporations Act 2001 if a prospectus were to be issued in reliance on section 713 of the Corporations Act 2001 in relation to an offer of securities of the Company.

The issuance of shares described in this announcement was not and will not be registered under the U.S. Securities Act of 1933, as amended, and these new shares may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

FOR FURTHER INFORMATION:

MARK LAURIE
MANAGER CORPORATE, INVESTOR RELATIONS & COMPANY SECRETARY

TEL:(+675) 986 5576  E-MAIL: MARK.LAURIE@LIHIR.COM.PG  WEBSITE: WWW.LIHIR.COM.PG

NICK LAMBETH
GENERAL MANAGER - FINANCE

TEL: (+675) 986 5603